UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 3)
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CIRCOR INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Scott A. Buckhout

President and Chief Executive Officer

CIRCOR International, Inc.

30 Corporate Drive, Suite 200

Burlington, MA 01803

(781) 270-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Tara M. Fisher
Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

This Amendment No. 3 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of CIRCOR International, Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2019 (as amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by Crane Co., a Delaware corporation (“Crane”), through its wholly owned subsidiary, CR Acquisition Company, a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price of $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The letter to the Company’s employees and “Setting the Record Straight” Fact Sheet, included as exhibits (a)(6) and (a)(7), respectively, to this Amendment No. 3 were made available on July 8, 2019 with respect to Crane’s prior $45.00 per Share Offer.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4.                     The Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph under the subsection titled “Background of the Offer and Reasons for Recommendation—Background of the Offer”:

The Board continues to meet from time to time, both with and without its advisors, to discuss the status of the Offer.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the sixth bullet under the subsection titled “Background of the Offer and Reasons for Recommendation—Reasons for the Recommendation—The Offer is inadequate and substantially undervalues the Company”:

The Company’s 2020 adjusted EBITDA, adjusted EBITDA margin and net leverage forecasts reflect the Company’s current assumptions as to certain business and market conditions that are subject to change.  In particular, the Company’s forecasts, as compared to the Company’s 2018 pro forma adjusted EBITDA, assume: price optimization resulting in an approximate $20 million increase in adjusted EBITDA; increased sales volume resulting in an approximate $18 million increase in adjusted EBITDA; savings from acquisition synergies and reduced corporate and group G&A costs resulting in an approximate $25 million increase in adjusted EBITDA; transition to low cost manufacturing resulting in an approximate $7 million increase in adjusted EBITDA; a net zero impact to adjusted EBITDA from the Company’s upstream oil & gas business as the result of the exit of one loss making business in 2019 and the incurrence of one time costs associated with the exit; an approximate $13 million decrease in adjusted EBITDA as a result of increased headcount and new product development; an approximate $9 million decrease in adjusted EBITDA as a result of inflation, tariffs and pension costs; and an approximate $3 million decrease in adjusted EBITDA resulting from contingency planning costs.  In addition, the Company’s net leverage forecast assumes a reduction in net debt as compared to the Company’s 2018 pro forma net debt.

These assumptions reflect management’s analysis of existing trends and information and represent their judgment only as of the date of this Statement, and are further subject to the following limitations, among others: changes in the end markets in which the Company operates, particularly the energy market; significant changes or fluctuations in interest rates or currency exchange rates; the Company’s ability to respond to competitive developments and to grow its business, both domestically and internationally; changes in the cost, quality or supply of raw materials; the Company’s ability to comply with its debt obligations; the Company’s ability to successfully implement its acquisition, divestiture or restructuring strategies, including its integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and the Company’s ability to operate its manufacturing facilities at current or higher levels and respond to increases in manufacturing costs.

Item 5.                     Persons/Assets, Retained, Employed, Compensated or Used.

In Item 5 of the Schedule 14D-9, the first full paragraph is hereby amended and restated in its entirety to read as follows:

Pursuant to a letter agreement dated as of May 15, 2019, as amended on June 21, 2019, the Company has retained J.P. Morgan as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Board selected J.P. Morgan based on its qualifications, expertise, reputation and knowledge of the industry in which the Company operates and its familiarity with the business and affairs of the Company.  The Company has agreed to pay J.P. Morgan customary fees consisting of (i) a nonrefundable, quarterly retainer payable for four (4) quarters, (ii) an advisory fee and (iii) a potential sale transaction fee to be separately negotiated if J.P. Morgan advises the Company on a sale transaction within twelve (12) months of the date of the letter agreement.  The quarterly retainer fee is credited against the advisory fee and the advisory fee will be credited against any future sale transaction fee. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses in connection with its engagement, subject to a customary cap, and to indemnify J.P. Morgan against certain liabilities relating to or arising out of the engagement.

In Item 5 of the Schedule 14D-9, the second full paragraph is hereby amended and restated in its entirety to read as follows:

Pursuant to a letter agreement dated as of June 15, 2019, the Company has retained Evercore as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer.  The Board selected Evercore based on its qualifications, expertise, reputation and relevant experience. The Company has agreed to pay Evercore customary fees including (i) a nonrefundable, quarterly advisory fee payable for six (6) quarters and (ii) a potential sale transaction fee to be separately negotiated if Evercore advises the Company on a sale transaction within twelve (12) months of Evercore’s engagement under the letter agreement. The advisory fee payable under the letter agreement will be credited against any future sale transaction fee.  In addition, the Company has agreed to reimburse Evercore for its reasonable expenses in connection with its engagement, subject to a customary cap, and to indemnify Evercore against certain liabilities relating to or arising out of the engagement.

Item 9.                     Materials to Be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Document

(a)(6)	Letter to CIRCOR Employees, dated July 8, 2019

(a)(7)	CIRCOR “Setting the Record Straight” Fact Sheet

(a)(8)	CIRCOR Press Release, dated July 8, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CIRCOR INTERNATIONAL, INC.

	By:	/s/ Scott A. Buckhout
Scott A. Buckhout
President and Chief Executive Officer

Dated: July 8, 2019